Exhibit 14(a)
POTASHCORP’S CODE OF CONDUCT
TABLE OF CONTENTS

Why Do We Have a Code?	1

To Whom Does the Code Apply?	1

How Do I Apply the Code in My Business Dealings?	2

What Conduct Is Expected?	3

1. Complying With the Law	3

2. Putting the Company First – Corporate Versus Private Interests	4

3. Maintaining Accurate Books and Records	5

4. Protecting Information and Assets	6

5. Dealing With People and Organizations	7

6. Committing to Safety, Health and the Environment	8

7. Complying With Other Rules and Policies	9

Violations and Reporting	9

1. What to Do if You Have Contravened the Code	10

2. What to Do if You Know or Suspect Someone Else Has Contravened the Code	10

3. Report Handling Procedures	11

Annual Acknowledgement	12

WHY DO WE HAVE A CODE?
PotashCorp’s most important assets are our employees, customers, shareholders, suppliers and the communities in which we operate. It is critical that we maintain the trust of each. The Code helps us fulfill our responsibilities by:
•	Committing to the public and our stakeholders our uncompromising integrity in every aspect of our efforts

•	Describing our values and principles of business conduct, including our own high standards and our fundamental respect for the rule of law

•	Guiding employees in ethical decision making
TO WHOM DOES THE CODE APPLY?
The Code applies to all directors, officers, employees and representatives of Potash Corporation of Saskatchewan Inc., and all its subsidiaries and, where applicable, joint ventures (together “PotashCorp”). No waiver of the application of this code to directors or executive officers of the Corporation is permitted. Each of us is personally responsible for making sure that our business decisions and actions comply at all times with the letter and spirit of this Code. We also expect this same commitment from third parties directly acting on PotashCorp’s behalf.
All supervisors and managers, including our officers and directors, have a special responsibility to lead according to the standards in this Code in both words and actions. Our supervisors and managers are expected to adhere to and promote our “open door” policy. This means that they are available to anyone with ethical concerns, questions or complaints.

HOW DO I APPLY THE CODE IN MY BUSINESS DEALINGS?
Because our commitment to our employees, customers, suppliers and shareholders is critical, compliance with the Code is mandatory. It is important that we understand the Code and how to apply it to situations we may encounter in our work.
It will be relatively easy to determine how to apply the Code to many situations. However, some business situations are more complex. The Code does not describe, or provide guidance on, every circumstance we might encounter in our work. Instead, it sets minimum standards that each of us is expected to meet or exceed in our business dealings and provides guidelines to help us address new situations. As always, each of us will be expected to use our best judgment and common sense, keeping in mind that we are required to comply with the spirit, as well as the written words, of the Code.
If you encounter a situation for which the Code does not provide specific guidance, asking yourself the following questions may help you determine how to apply the Code.
•	Is this fair?

•	Is this legal?

•	Am I confident that PotashCorp would not be embarrassed if this situation became public knowledge?

•	Would I approve of this situation if I were a fellow employee, a supplier, a customer, a shareholder or a member of the community affected by this action?
We should be able to answer Yes to each of these questions.
All employees are encouraged to raise questions or issues with their supervisors. When in doubt, employees should ask before acting.

WHAT CONDUCT IS EXPECTED?
1. Complying With the Law
We will comply with the law, rules and regulations in the countries and communities in which we operate.
At a minimum, we must comply with all the laws that apply to our business. We also commit to work within the spirit of the law.
Ethical decisions often involve conflicting interests and require the exercise of judgment in order to decide the best choice. In cases of uncertainty, everyone working for PotashCorp is expected to raise the issues within an open environment with their management and colleagues to obtain clarification.
We will always compete vigorously and independently in the conduct of our business.
At all times we must maintain independence of judgment and action in the producing, pricing and selling of our products. We must never act in contravention of antitrust or competition laws in any of the jurisdictions in which we do business.
We will never offer, pay, solicit or accept bribes in any form, either directly or indirectly.
Any demand for or offer of a bribe in whatever form to any PotashCorp employee must be rejected and reported immediately to management.
We will never use company information that is not available to the public to make stock trades.
We will not trade in PotashCorp securities, or in any securities of another company, while we are in possession of material information which is not generally available to the public. We also will not pass this information on to others. The value of the securities being traded has no bearing on whether or not the trade is prohibited.

We will not choose business partners to do things on our behalf that contravene these commitments.
We will not employ agents to carry out actions that conflict with these commitments. In joint operations, we will apply these commitments where we are operators; where we are not, we will seek to influence our partners such that the joint operation adopts similar commitments.
2. Putting the Company First
Corporate Versus Private Interests
We will not place ourselves in conflict of interest situations. A “conflict of interest” occurs when a private interest of ours interferes in any way with the interests of PotashCorp as a whole. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her company work objectively and effectively. Conflicts may also arise when an employee, officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the company.
Each of us will seek to avoid any situation that may create, or may seem to create, a conflict between our personal interests and those of PotashCorp.
Whenever we think we may be, or appear to be, in a conflict of interest situation we will make full disclosure of the facts to senior management for review, advice and appropriate action, as necessary.
Gifts and Entertainment
We will only give or accept gifts and entertainment that are for business purposes and are not material or frequent. Business unit leaders will put into place rules covering the giving and acceptance of gifts and entertainment that reflect the custom in their industry or locale. We will never accept gifts or entertainment during the process of a competitive bid or tender exercise.

Personal Loans
PotashCorp will not make personal loans to directors or senior officers, or guarantee their obligations. The company generally will not make personal loans or guarantees for other employees either.
Corporate Opportunities
We will not appropriate to ourselves the benefit of any business venture, opportunity or potential opportunity that we learn about in the course of our employment. We will never use PotashCorp’s proprietary information, or position for personal gain. We will never compete against the Company, either directly or indirectly. As employees, officers and directors, we owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.
3. Maintaining Accurate Books and Records
We will maintain accurate and reliable records in reasonable detail to meet our legal and financial obligations and to manage our affairs. Our books and records will reflect accurately all business transactions. We will not have undisclosed or unrecorded revenues, expenses, assets or liabilities. We will never create or participate in the creation of records that are misleading or artificial. Each of us will co-operate fully with PotashCorp’s internal and independent auditors.
We will not authorize payment of Company funds knowing that any part of the payment will be used for any purpose other than the purpose described in the documents supporting the payment.
We will implement administrative and accounting controls to ensure that the Company is in compliance with the above requirements and that the financial and other reports are accurately and reliably prepared, and fully and fairly disclose all required or otherwise material information.

4. Protecting Information and Assets
Confidential Business Information
We will maintain the confidentiality of information entrusted to us by PotashCorp or our customers, except where disclosure is authorized or required by law. Confidential information includes all non-public information that might be of use to competitors, or harmful to the company or its customers, if disclosed.
Personnel Information
We will also maintain the confidentiality of information entrusted to us by our employees. We will collect, use and disclose personal information only with the knowledge and permission of the affected employee unless necessary and permitted by local laws. In addition, access to personal information within PotashCorp generally will be restricted to those PotashCorp employees with legitimate business reasons to review the information. We may communicate this information to agents or service providers, but only if they have agreed to be bound by our rules governing privacy and confidentiality, and their compliance with these rules is monitored.
Company Property and Assets
We will work to protect PotashCorp’s assets and ensure their efficient use for legitimate business purposes only. We will avoid wasting company assets through carelessness or neglect and under no circumstances will we convert company property to our personal use. We will not abuse our use of the Internet, our intranet or the use of email.

5. Dealing With People and Organizations
Acting Honestly and Professionally
Our reputation is built upon the value created by each employee in his or her daily interaction with suppliers, customers, shareholders, fellow employees, competitors, regulators and the public. We can build the value of PotashCorp by meeting the highest standards of professional conduct. We will never act in a way which might embarrass PotashCorp. We will not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair practice. We will work to create mutual advantage in all our relationships so that people will trust us and want to do business with us.
Building Relationships
We will engage in dialogue and build relationships with many different groups to promote understanding and seek new ways of conducting our business to greater mutual advantage. We respect cultural diversity and seek mutual benefit from working together with people with diverse experiences and cultural backgrounds.
We will make others aware of our policies and expectations. We will work anywhere and with anyone provided that our policies are not compromised.
Maintaining a Respectful Workplace
We will respect the rights, culture and dignity of all individuals. We will not tolerate any form of discrimination or harassment directed at any individual or group.

Continuous Disclosure
As a public company, PotashCorp is required to make public certain information on a regular basis and to file certain information with regulators in Canada and the United States. This includes financial statements and other material information about PotashCorp.
It is important that this information is consistently disclosed in a full, fair, accurate, timely and understandable way. This will help prevent PotashCorp information from being misused. If someone asks for information about PotashCorp that is not generally available to the public, we will direct that inquiry to our local Communications Department or the Law Department.
Media Communications
In addition to everyday communications with outside persons and organizations, PotashCorp will, on occasion, be asked or elect to express its views or provide information to the news media. In order to ensure an appropriate and accurate response, we will refer media inquiries about local issues to our Local Communications or Public Affairs Department and all other media inquiries to the Corporate Relations Department.
Publications and Speeches
We will submit texts of articles for publication, public speeches and addresses about PotashCorp or its business to the Corporate Relations and, as appropriate, Law Departments in advance to ensure appropriate and accurate information is disseminated.

Industry Groups
PotashCorp supports membership in organizations that aim to maintain a sound business environment, such as trade associations. Exchanging information about industry issues may help us in the course of our work and improve the overall industry. If we are appointed to represent PotashCorp in a trade association or other organization, our contributions must respect the confidentiality of company proprietary information. Furthermore, these discussions must never be used as a means for competing companies to reach any understanding which tends to restrict competition or to impair the ability of participants to exercise independent business judgment regarding matters affecting competition.
6. Committing to Safety, Health and the Environment
Our goals are no harm to people, no accidents and no lasting damage to the environment.
We are committed to a healthy and safe work environment for all employees and contractors. We will learn the safety procedures applicable to our jobs and abide by them.
If we become aware of circumstances relating to PotashCorp’s operations or activities which pose a real or potential health or safety risk, we will report the matter to our supervisors or to our local Human Resources Department.

7. Complying With Other Rules and Policies
We are expected to comply with all PotashCorp rules, policies and procedures, including those set forth in employee manuals and handbooks.
We are also required to comply with:
•	Supplementary policies or codes of business conduct relating to specific activities, positions, companies or business units within PotashCorp

•	Rules of conduct governing members of our professional groups or associations

•	The requirements of contracts with other parties, such as sales agreements, intellectual property licenses (e.g., software licenses related to software packages we use in our business), confidentiality agreements, leases, etc.
If complying with all of our obligations creates a conflict, we will report that conflict to our supervisors or our local Human Resources Departments.
Violations and Reporting
Each of us has a duty to report violations of this Code. PotashCorp engages in business activities that are rooted in public trust. Our continued success depends on maintaining our ethical reputation.
Reasons such as, “everyone does it,” or “it’s not illegal,” are unacceptable as excuses for violating our Code. The Code of Conduct will be enforced at all organizational levels. Violations of the Code will be taken extremely seriously and will result in prompt disciplinary action, which may include termination of employment. If any breach of the Code violates the law, civil or criminal legal proceedings may also result.

1. What to Do if You Have Contravened the Code
If you believe you may have contravened the Code, you are required to advise your supervisor, your local Human Resources Department or the Law Department immediately.
2. What to Do if You Know or Suspect Someone Else Has Contravened the Code
If you know or have a good faith belief that another employee, representative or director of PotashCorp, or any joint venture partner has contravened the Code, you are required to report it immediately to your supervisor, your local Human Resources Department, a member of the Law Department, or a member of PotashCorp’s Compliance Committee (Sr. VP, Administration; Sr. VP, General Counsel; VP, Internal Audit).
Reports may also be made through the company’s ComplianceLine, which is equipped to handle anonymous reporting:
Main ComplianceLine Number: 1-800-861-7990
Calls From Trinidad: 1-800-921-8403
Vendor Line (not toll-free): 704-973-0313
The Chair of the Audit Committee is advised of all reports involving financial or business integrity.
Employees also may submit concerns regarding financial statement disclosures, accounting, internal accounting controls or auditing matters directly to the Chair of the Audit Committee of the Board of Directors, in care of the Corporate Secretary, 500 - 122 1st Avenue South, Saskatoon, SK, S7K 7G3, Canada, and may make such report anonymously or confidentially.

3. Report Handling Procedures
As appropriate, an impartial investigation will be conducted. We will strive to protect the anonymity of anyone who in good faith reports suspected Code infractions. All concerns, questions and complaints will be taken seriously and handled promptly, confidentially and professionally.
No retaliation will be taken against any employee for raising any concern, question or complaint in good faith. We wish to encourage an open culture where all concerns expressed in good faith will be investigated and, if appropriate, acted upon.
ComplianceLine Procedures
ComplianceLine calls are directed to an independent call center operated by a vendor, Global Compliance. Callers may remain anonymous if they wish. Global does not require callers to give their names and calls are never traced. The information provided is summarized in a report and forwarded to members of the PotashCorp Compliance Committee. Claims involving financial or business integrity also go to the Chair of the Audit Committee of the Board of Directors. The Compliance Committee discusses the report and decides what type of investigation, if any, is warranted. After a course of action is determined, the company provides Global with a message that can be read back to the caller on a pre-arranged call-back date. If the caller has provided his or her name, follow-up communications may take place directly by letter or phone call.
Annual Acknowledgment
Each year, each of us will be asked to reaffirm our commitment to comply with the Code, and to provide assurance that we have complied with it over the last year.